September 21, 2016

John Cash

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LSB Industries, Inc.

Form 10-K for the year ended December 31, 2015

Filed February 29, 2016

Form 10-Q for the quarter ended June 30, 2016

Filed August 8, 2016

Form 8-K

Filed August 26, 2016

File No. 1-7677

Ladies and Gentlemen:

Set forth below are the responses of LSB Industries, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2016, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015, filed with the Commission on February 29, 2016, Form 10-Q for the Quarter Ended June 30, 2016, filed with the Commission on August 8, 2016 and Form 8-K filed with the Commission on August 26, 2016.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-Q for the period ended June 30, 2016

Capitalization, page 40

Compliance with Long - Term Debt Covenants, page 40

1. You indicate that the Amended Working Capital Revolver Loan requires, among other things, that you meet certain financial covenants and currently your forecast is that you will be able to meet all financial covenant requirements for the next twelve months. In this regard, we note that there is a minimum fixed charge ratio covenant. We also note that the 12% Senior Secured Notes have covenants and events of default that are substantially similar to those applicable to the 7.75% Senior Secured

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September 21, 2016

Notes. Please confirm that you were in compliance with all your debt covenants, including any covenants related to your 7.75% and 12% Senior Secured Notes as of June 30, 2016. If it is reasonably possible that you may violate a material debt covenant(s), please address the need to expand your disclosures herein as well provide a risk factor in your Form S-1/A1 filed August 26, 2016 to discuss this potential violation and to disclose your actual amounts/ratios as of each reporting date in addition to the required amounts/ratios. This will allow readers to understand how much cushion there is between your actual amounts/ratios and the required amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

RESPONSE:

We confirm that we are in compliance with all debt covenants. The debt covenants related to our 7.75% and the 12% Senior Secured Notes are not maintenance covenants, and therefore, do not require periodic measurement and compliance. We do not believe we will be in violation of any material debt covenant(s) but if that situation is reasonably possible we would expand our disclosures and risk factors accordingly.

Form 8-K filed August 26, 2016

Exhibit 99.2

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets

2. Please revise your critical policy for Impairment of Long-Lived Assets to better explain the significant judgments made by management in performing impairment tests. Since the grouping of assets to determine the lowest level of identifiable cash flows requires considerable judgment, please disclose the level at which your assets are grouped. Please also identify the types of events or changes in circumstances which may indicate that the carrying amount of an asset (asset group) may not be recoverable. Specifically indicate if there were any events or changes in circumstances that triggered a need to estimate the recoverable amount for any asset or asset group. If so, or if there are reasonably possible scenarios which indicate there may be a material impairment at any of your asset group levels, please expand your disclosures to provide the following additional information:

•	Quantify the carrying value of each asset group tested for impairment or at risk of impairment;

•	A description of the key assumptions used by the Company in calculating the asset group´s future cash flow and how those key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the specific key assumptions; and

•	A description of potential events and/or changes in circumstances that are specific to the asset group and could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Securities and Exchange Commission

September 21, 2016

RESPONSE:

We acknowledge the Staff’s comment and we propose to include additional disclosures in our future filings, when applicable.

Please see below for an example of this disclosure (with the proposed additional disclosures in bold, underlined text):

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset (asset group) exceeds the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and its eventual disposition. If assets to be held and used are considered to be impaired, the impairment to be recognized is the amount by which the carrying amounts of the assets exceed the fair values of the assets as measured by the present value of future net cash flows expected to be generated by the assets or their appraised value. In general and depending on the event or change in circumstances, our asset groups are reviewed for impairment on a facility-by-facility basis (such as the Cherokee, El Dorado or Pryor Facility). As it relates to natural gas properties, proven natural gas properties are reviewed for impairment on a field-by-field basis and nonproducing leasehold costs are reviewed for impairment on a property-by-property basis. In addition, if the event or change in circumstance relates to the possible sale of an asset (or group of assets), the specific asset (or group of assets) is reviewed for impairment.

During September 2015, we recognized an impairment charge of $39.7 million to write-down the carrying value ($62.2 million) of our working interest in natural gas properties in the Marcellus Shale region to their estimated fair value of $22.5 million. The impairment charge represented the amount by which the carrying value of these natural gas properties exceeded the estimated fair value and was therefore not recoverable. The estimated fair value was determined based on estimated future discounted net cash flows, a Level 3 input, using estimated production and prices at which we reasonably expect natural gas will be sold, including the Evaluation provided by our independent consulting petroleum engineer in October 2015. The event triggering the review for impairment related primarily from the results received from the Evaluation. The impairment was due to the decline in prices for natural gas futures, large natural gas price differentials in the Marcellus Shale region and the resulting changes in the drilling plans of these natural gas properties that caused certain of these properties to be reclassified from the “proved undeveloped reserves” category to the “probable undeveloped resources” category included in the Evaluation because those properties are no longer likely to be developed within five years.

Our independent consulting petroleum engineering firm calculated our natural gas reserves using volumetric analysis of the reservoir and rate decline analysis for existing producers. (See exhibit 23.2 and exhibit 99.1 relating to the December 31, 2015 evaluation included in our 2015 Form 10-K, filed with the SEC on February 29, 2016). The process of estimating proved reserves and future net cash flows is complex involving decisions and assumptions in evaluating the available engineering and geologic data and natural gas prices and the cost to produce these reserves and other factors, many of which are beyond our control. These assumptions include estimates of future natural gas production, commodity prices based on commodity futures price strips, operating and development costs, and a risk-adjusted discount

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rate of 10%, which is based on an industry standard. As a result, these estimates are imprecise and should be expected to change as future information becomes available. These changes could be significant.

As a non-operator of our natural gas properties, we rely on information provided from the operator which is given to our independent consulting petroleum engineering firm for use in the preparation of our reserve estimates. The reserve estimates are reviewed by our certain members of our accounting group for accuracy and checked for consistency in its preparation along with validating the assumptions provided by the operator based on actual performance. Additionally, members of management met with the operator periodically to review our properties and discuss performance. (See additional information under “Supplemental Natural Gas Disclosures” included in Exhibit 99.3 of this Form 8-K).

In addition, during December 2015, we recognized an impairment charge of $3.5 million to write down the carrying value ($8.5 million) of certain plant assets related to certain ammonia production equipment at our Pryor Facility to their estimated fair value of approximately $5.0 million. The change of circumstances triggering the review for impairment related primarily to an offer received from a possible buyer on this non-core ammonia production equipment. The estimated fair value was determined based on an offer received from a possible buyer less estimated costs that would be incurred if the equipment is sold (Level 3 inputs). However due to a limited market for this type of equipment, it is reasonably possible that the ultimate net sales proceeds, if any, could be significantly different from our current estimate.

3. Please disclose the estimated fair value of the plant assets related to certain ammonia production equipment at your Pryor facility so that readers have an understanding of the remaining assets at risk for future impairment.

RESPONSE:

Please see our proposed revised disclosure under 2 above.

Redeemable Preferred Stock

4. Expand your discussion to address the method by which you accrete the carrying value of the Series E Redeemable Preferred Stock to its redemption value.

RESPONSE:

We acknowledge the Staff’s comment and we propose to include additional disclosures in our future filings, when applicable.

Please see below for an example of this disclosure (with the proposed additional disclosures in bold, underlined text):

The carrying value of the Series E Redeemable Preferred is increased by periodic accretions (including the amount for dividends earned but not yet declared or paid) using the interest method so that the carrying amount will equal the redemption value as of August 2, 2019, the

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earliest possible redemption date by the holder. At December 31, 2015, the carrying value of these redeemable preferred stocks was $177.3 million. Approximately $3 million of accretion was recorded to retained earnings in 2015. However, it is reasonably possible this accretion could accelerate if the expected redemption date is earlier than August 2, 2019.

*        *         *        *        *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Securities and Exchange Commission

September 21, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Robert L. Kimball at Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

LSB INDUSTRIES, INC.

By:	/s/ Michael J. Foster
Michael J. Foster
Senior Vice President, General Counsel and Secretary